UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Galapagos NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

36315X101

(CUSIP Number)

Oleg Nodelman

EcoR1 Capital, LLC

357 Tehama Street #3

San Fransisco, CA 94103

(415) 448-6534

with a copy to

Richard M. Brand

Erica L. Hogan

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons EcoR1 Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,505,890[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,505,890[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,505,890[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%*
14.	Type of Reporting Person (See Instructions) OO, IA

1 The amounts reported include (1) ordinary shares, no par value, of Galapagos NV (the “Issuer”) and (2) American Depositary Shares, each of which represents one ordinary share, no par value, of the Issuer.

* All percentage calculations set forth herein are based on 65,897,071 ordinary shares, no par value, of the Issuer issued and outstanding as of December 31, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 28, 2024 (the “Form 20-F”).

1.	Names of Reporting Persons Oleg Nodelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,505,890[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,505,890[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,505,890[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%*
14.	Type of Reporting Person (See Instructions) IN

1 The amounts reported above include (1) ordinary shares, no par value, of the Issuer and (2) American Depositary Shares, each of which represents one ordinary share, no par value, of the Issuer.

* All percentage calculations set forth herein are based on 65,897,071 ordinary shares, no par value, of the Issuer issued and outstanding as of December 31, 2023, as reported in the Form 20-F.

1.	Names of Reporting Persons EcoR1 Capital Fund Qualified, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,121,338[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,121,338[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,121,338[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%*
14.	Type of Reporting Person (See Instructions) PN

1 The amounts reported above include (1) ordinary shares, no par value, of the Issuer and (2) American Depositary Shares, each of which represents one ordinary share of the Issuer.

* All percentage calculations set forth herein are based on 65,897,071 ordinary shares, no par value, of the Issuer issued and outstanding as of December 31, 2023, as reported in the Form 20-F.

1.	Names of Reporting Persons EcoR1 Capital Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 384,552[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 384,552[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,552[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%*
14.	Type of Reporting Person (See Instructions) PN

1 The amounts reported above include (1) ordinary shares, no par value, of the Issuer and (2) American Depositary Shares, each of which represents one ordinary share of the Issuer.

* All percentage calculations set forth herein are based on 65,897,071 ordinary shares, no par value, of the Issuer issued and outstanding as of December 31, 2023, as reported in the Form 20-F.

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to ordinary shares, no par value, and American Depositary Shares, each of which represents one ordinary share, no par value, of the Issuer (together, the “Ordinary Shares”). The principal executive offices of the Issuer are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Each Reporting Person (defined in Item 2 below) is filing this statement jointly with each of the other Reporting Persons and may be deemed to be included in a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with each of the other Reporting Persons. Each Reporting Person expressly disclaims membership in a group with any other person other than the other Reporting Persons.

Each Reporting Person disclaims beneficial ownership of the Subject Shares (defined in Item 5 below) except to the extent of such Reporting Person’s pecuniary interest therein.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by:

(i)	EcoR1 Capital, LLC, a Delaware limited liability company (“EcoR1”);

(ii)	Oleg Nodelman, a citizen of the United States of America (“Mr. Nodelman”);

(iii)	EcoR1 Capital Fund Qualified, L.P. , a Delaware limited partnership (the “Qualified Fund”); and

(iv)	EcoR1 Capital Fund, L.P., a Delaware limited partnership (the “Capital Fund” and, together with EcoR1, Mr. Nodelman, and Qualified Fund, the “Reporting Persons”).

(b) The address of the principal business and office of each of the Reporting Persons is 357 Tehama Street, Floor 3, San Francisco, California 94103.

(c) EcoR1’s principal business is to serve as the general partner and investment adviser to investment funds, including among others to Qualified Fund and Capital Fund (together, the “Funds”).

Each of the Fund’s principal business is to make investments in securities.

Mr. Nodelman’s principal occupation is as an investor and to serve as a member and the manager of EcoR1.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Ordinary Shares reported herein were purchased by the Funds for an aggregate purchase price of $335,728,561 including fees and expenses. The source of funds used by the Funds to purchase such Ordinary Shares was derived from the capital of the Funds.

Unless noted above, no part of the purchase price for such Ordinary Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons believe that the securities of the Issuer are deeply undervalued and represent an attractive investment opportunity, and have invested in the Ordinary Shares based on their belief in the long-term value of the Issuer.

The Reporting Persons intend to communicate with the Issuer’s management and board of directors (the “Board”) about a variety of topics relating to the Issuer’s performance, business, operations, strategic opportunities and governance, including Board composition.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares, disposing of Ordinary Shares, acquiring other financial instruments that are based upon or relate to the value of the Ordinary Shares, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Ordinary Shares, or proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) EcoR1 and Mr. Nodelman each may be deemed to beneficially own an aggregate of 6,505,890 Ordinary Shares (the “Subject Shares”), representing approximately 9.9% of the outstanding Ordinary Shares based on 65,897,071 Ordinary Shares outstanding as of December 31, 2023, as reported in the Issuer’s Form 20-F. Qualified Fund may be deemed to beneficially own an aggregate of 6,121,338 of the Subject Shares, representing approximately 9.3% of the outstanding Ordinary Shares. Capital Fund may be deemed to beneficially own an aggregate of 384,552 of the Subject Shares, representing approximately 0.6% of the outstanding Ordinary Shares.

EcoR1, as the general partner of each of the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares. Mr. Nodelman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares. Each of the Funds may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) only the Subject Shares that it beneficially owns.

(c) No transactions in the Ordinary Shares were effected by the Reporting Persons during the past 60 days.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

EcoR1 acts as the investment adviser to the Funds pursuant to limited partnership agreements providing to EcoR1 the authority, among other things, to invest the funds of such Funds in Ordinary Shares, to vote and dispose of Ordinary Shares and to file this statement on behalf of such Funds. Pursuant to such limited partnership agreements, EcoR1 is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such limited partnership agreements, EcoR1 is entitled to fees based on assets under management and realized and unrealized gains.

The Reporting Persons may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of the Ordinary Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Ordinary Shares.

On August 23, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons (or to the knowledge of the Reporting Persons, any other person referred to in Item 2) and between the Reporting Persons (or to the knowledge of the Reporting Persons, any other person referred to in Item 2) and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated August 23, 2024, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 23, 2024	EcoR1 CAPITAL, LLC

	By:	/s/ Oleg Nodelman
		Name:	Oleg Nodelman
		Title:	Manager

Date: August 23, 2024	OLEG NODELMAN

	By:	/s/ Oleg Nodelman
Oleg Nodelman

Date: August 23, 2024	EcoR1 CAPITAL FUND QUALIFIED, L.P.

	By:	EcoR1 Capital, LLC, General Partner

	By:	/s/ Oleg Nodelman
		Name:	Oleg Nodelman
		Title:	Manager

Date: August 23, 2024	EcoR1 CAPITAL FUND, L.P.

	By:	EcoR1 Capital, LLC, General Partner

	By:	/s/ Oleg Nodelman
		Name:	Oleg Nodelman
		Title:	Manager